UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2024

(Commission File No. 001-41157)

BIONOMICS LIMITED

(Translation of registrant’s name into English)

200 Greenhill Road

Eastwood SA 5063

Tel: +618 8150 7400

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐ No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Bionomics Limited (NASDAQ: BNOX) announces that its CEO, Spyros Papapetropoulos, has recently purchased a total of 33,333 ADS, the Company's securities (traded on NASDAQ). This reflects an aggregate purchase price of $45,682, acquired in the open market, demonstrating his strong belief in the Company's stock and steadfast commitment to sustained growth. Mr. Papapetropoulos believes in the Company's future and further believes that the current stock valuation significantly lags its actual potential. The CEO also intends to consistently acquire additional shares of the Company in future, in accordance with the Company’s Securities Trading Policy and applicable law, emphasizing his confidence in its continued growth.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Bionomics Limited
(Registrant)

By:	/s/ Alan Fisher
Name:	Alan Fisher
Title:	Chairman of the Board

Date: January 04, 2024